EXHIBIT 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT
Entering into MOU for strategic investment in the Company

This announcement is made pursuant to Rule 13.09 of the Listing Rules.
The Board is pleased to announce that, on 10 March 2008, the Company and Rocket entered into a non-binding MOU in relation to the Proposed Subscription and the Proposed Joint Ventures.
Further announcements will be made by the Company regarding the Proposed Subscription and the Proposed Joint Ventures under the Listing Rules as and when appropriate.
Deutsche Bank AG and UBS AG, acting through its business group, UBS Investment Bank, are financial advisers to the Company and Rocket respectively in the Proposed Subscription and the Proposed Joint Ventures.
Shareholders of the Company and/or investors should note that the Proposed Subscription and the Proposed Joint Ventures may or may not materialise, as no formally binding documentation has been executed between the parties and discussions are still in progress. Accordingly, shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.
This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) is pleased to announce that, on 10 March 2008, the Company and Rocket Capital Investment Group I (BVI) Limited, a global investment fund with expertise in consumer sector (“Rocket”), entered into a non-binding memorandum of understanding (the “MOU”) pursuant to which Rocket will lead a consortium of investors to subscribe for, or procure subscription of, such number of shares in the Company as may be purchased with approximately US$100 million (the “Proposed Subscription”), which in aggregate will represent 10% to 15% of the enlarged total issued share capital of the Company immediately after completion of the Proposed Subscription. The proceeds received by the Company from the Proposed Subscription will be used for expanding the Company’s production capacity for new sedans and Brilliance-BMW products and development of the Proposed Joint Ventures (as defined below). Pursuant to the MOU, subject to the requirements of the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the Listing Rules, Rocket will have the right to appoint one non-executive director to the Board.
Under the MOU, it is also expected that, subject to the requirements of the Stock Exchange and the Listing Rules, Rocket and the Company will form joint ventures (the “Proposed Joint Ventures”) to cultivate auto aftermarket businesses in China (which include but are not limited to dealerships, extended warranty, 4-S shops, dealership training, auto finance, used cars sales, auto rental / leasing, auto insurance and internet auto sales) and to distribute the Company’s products to markets outside of China.
To the best knowledge of the directors of the Company, Rocket is independent from, and not connected with, any of the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries, or any of their respective associates within the meaning of the Listing Rules.
Further announcements will be made by the Company regarding the Proposed Subscription and the Proposed Joint Ventures under the Listing Rules as and when appropriate.
Deutsche Bank AG and UBS AG, acting through its business group, UBS Investment Bank, are financial advisers to the Company and Rocket respectively in the Proposed Subscription and the Proposed Joint Ventures.
Shareholders of the Company and/or investors should note that the Proposed Subscription and the Proposed Joint Ventures may or may not materialise, as no formally binding documentation has been executed between the parties and discussions are still in progress. Accordingly, shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

By Order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 10 March 2008
* For identification purposes only.
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

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